Exhibit 99

On March 12, 2019, Cannell Capital LLC (“CC”) filed the letter attached as Exhibit “A” asking the Company to contract its Board of Directors. This request was formalized on May 9, 2019, in another letter to the Board of Directors from CC.

On June 7, 2019, DXLG replied, declining to include such proposal in its 2019 Proxy.

CC believed and continues to believe that all owners of DXLG would benefit from a reduction in members of the board from nine to five members. Accordingly, CC discloses in Exhibit “B” a preview of how it intends to vote at the Annual Meeting to be held August 8, 2019. 1

1 CC reserves the right to modify its vote at any time prior to the Annual Meeting. This preview of CC’s vote is purely advisory. CC has and continues to hold DXLG as a long-term investment. We appreciate the progress, if subtle, that the management and Board of DXLG has and continues to make.

Exhibit “A”

Cannell Capital LLC applauds Destination XL Group, Inc.("DXLG") on its progress, progress which while slow now has legs. The announcement on February 20, 2019 of the appointment of Harvey Kanter as CEO effective April 1 manifests such. His employment agreement is both creative and shareholder-friendly.

DXLG’s board is too big for tiny DXLG1. This shareholder believes that five directors is optimal. Less is more.

To get to five directors one needs to get to seven from the pro forma nine [with Mr. Kanter’s pending addition]. Let’s start with seven.

I will leave it to you to decide which two should walk the plank.

1A market capitalization of $107.3 million less cash of $6.3 million at December 31, 2018 yields a paltry value of $100 million.

Exhibit “B”
Director Candidate / Proposal	Cannell Vote

John Kyees	For

Harvey S. Kanter	For

Jack Boyle	Against

Lionel F. Conacher	For

Seymour Holtzman	Against

Willem Mesdag	For

Ward K. Mooney	Against

Mitchell S. Presser	Against

Ivy Ross	For

Advisory Vote to Approve Named Executive Officer Compensation	Abstain

Approval of Amendments to the 2016 Incentive Compensation Plan	Abstain

Ratification of Appointment of Independent Registered Public Accounting Firm	For